Mail Stop 0407

      							November 15, 2005

Via U.S. Mail and Fax
Mrs. Elizabeth J. Huebner
Senior Vice President and Chief Financial Officer
Getty Images, Inc.
6312 S. Fiddlers Green Circle
Suite 360E
Greenwood Village, Colorado 80111

	RE:	Getty Images, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-23747

Dear Mrs. Huebner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations (MD&A)

Revenue, page 13

1. We note that revenues increased from fiscal year 2003 to 2004 due to certain factors, including reduced levels of discounting for certain uses of rights-managed imagery. Please tell us more details of this discounting and your related accounting policy.

Income tax Expense, page 14

2. We note that you reversed your valuation allowance in 2003.
Please provide us with more specific details of this reversal and the factors used in your determination that this reversal was appropriate.

Property and Equipment, page 21

3. Tell us how you determine impairment for your imagery.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-4

4. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure of income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Form 10-Q for the quarterly period ended September 30, 2005

Note .2 Acquisitions of Business, page 11

5. We note significant goodwill was recorded relating to the Digital
Vision and Photonica acquisitions. Please tell us the details of the intangibles recorded relating to these acquisitions. In addition please tell us your consideration of assigning any value to other intangibles, including image content and relationships with contributors.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mrs. Elizabeth J. Huebner
Getty Images, Inc.
November 15, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE